
Mail Stop 3561

December 16, 2015

John Berner, President
Media Assets Group, Inc.
P.O. Box 48899A
Los Angeles, CA 90048

> **Re: Media Assets Group, Inc.**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed December 7, 2015**
> **File No. 024-10486**

Dear Mr. Berner:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 29, 2015 letter.

General

1. We note your response to prior comment 1. You appear to be contemplating an "at the market" offering in which the price of the shares you are offering fluctuates with the market price of the shares. Pursuant to Rule 251(d)(3)(ii), such offerings are not permitted under Regulation A. Please revise your offering statement to include a fixed price for the securities you are offering, and to remove the disclosure regarding the sale of shares at higher or lower prices following the quotation of the stock which currently appears on the cover page. Similarly revise throughout the document to take out the reference that the offering price for the shares being offered by the company may change once the shares are publicly traded.

Part I

2. Your response to prior comment 3 indicates that selling shareholders will offer 5 million shares in the offering. Please amend your offering statement to include all of the required selling shareholder disclosure. Refer to Part I, Item 4 of Form 1-A. For instance, please separately state the amount of securities offered by selling shareholders on the cover page. Refer to Part II, Item 1(d) of Form 1-A. Please also include the offering price for the shares being sold by the selling shareholder. It appears that the selling shareholder shares should be offered at a fixed price until your shares are quoted on the OTCQB. Furthermore, please identify each selling security holder, and, in tabular format, state the amount owned by the security holder prior to the offering, the amount offered for his or her account and the amount to be owned after the offering. Refer to Part II, Item 5(d) of Form 1-A.

Part II

3. We note your response to our prior comment 4 and that the approximate date of commencement of the proposed sale to the public is as soon as practicable after the Offering Circular is declared effective. Please revise to clarify that you mean after the Offering Circular is qualified.

Offering Circular

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Plan of Operations, page 26

4. We note your response to our prior comment 10. Please refer to the sixth paragraph in this section. Please clarify that there is no guarantee that any films you acquire will produce the income that you refer to in that paragraph.

Directors, Executive Officers and Significant Employees, page 28

5. Please revise your description of Mr. Berner to include the names of the companies that employed Mr. Berner and the nature of his consulting activities. Explain the nature of Mr. Berner's relationships with Credit Suisse, JP Morgan and UBS and disclose the name of the hedge fund for which he remains a consultant.

Security Ownership of Management and Certain Securityholders

6. Please revise this information to include it in a tabular format, as requested by Part II, of Item 12. of Form 1-A. As the information is presented now, it is difficult to read.

7. We note your response to comment 11 and we reissue the comment. Please revise the beneficial ownership table and the disclosure in Item 12 to include Left Coast Pictures' holdings, or tell us why you do not believe that is appropriate.

8. We note your response to comment 12. Please revise the disclosure in the Beneficial Ownership table to include the information that Mr. McNamee and Ms. Hubbell have voting and investment power over the stock held by Black Swan Partners BT.

Report of Independent Registered Public Accounting Firm
Consent of Independent Registered Public Accounting Firm

9. Please revise to include the Report of Independent Registered Accounting Firm and the related currently dated consent to use that report in connection with this offering statement. See Part F/S and Part III Item 17 of Form 1-A.

Signatures

10. We note your response to our prior comment 15 and we re-issue the comment. Please revise the second half of the signature page to indicate who is signing as the principal executive officer, principal financial officer, principal accounting officer, and the majority of the board members. Refer to Signatures on Form 1-A. If an individual is signing in more than one capacity, indicate each capacity in which he is signing.

You may contact Efrossyni Simpson at 202-551-3346 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure